SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED
(Name of Subject Company)
CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

22002B305
(CUSIP Number of Class of Securities)

Mark J. DeCesaris
Chief Financial Officer
Corporate Property Associates 14 Incorporated
50 Rockefeller Plaza
New York, New York 10020
(212) 492-1100
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

Copies to:
James J. Moloney
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive, Suite 1200
Irvine, California 92612
Phone: (949) 451-3800
Fax: (949) 475-4756
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION
     This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Corporate Property Associates 14 Incorporated (the “Company” or “CPA 14”) with the Securities and Exchange Commission (the “SEC”) on August 11, 2010 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to an offer by Series B (CPA 14) of Tender Investors, LLC, which is managed by Tender Investors Manager LLC, whose sole member is Apex Real Estate Advisors, LLC (collectively, the “Apex Bidders”), to purchase up to 4,400,000 shares of common stock, par value $0.001 per share (the “Common Stock”), representing approximately 5.1% of the outstanding shares of Common Stock, of the Company, at a price of $6.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase filed on Schedule TO by the Apex Bidders with the SEC on July 28, 2010 (as amended or supplemented from time to time, the “Apex Offer”).
Item 4. The Solicitation or Recommendation
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph:
     Based solely on the Schedule TO amendment filed by the Apex Bidders with the SEC on August 13, 2010, the Company understands that the Apex Offer has been terminated, effective August 12, 2010, and that no shares of CPA 14 were tendered in the Apex Offer. The Schedule TO amendment did not indicate the reason for termination or the condition of the Apex Offer, as initially filed with the SEC, that justified its termination.
     The Board continues to believe that the Apex Offer presented a poor value for CPA 14 shareholders and that the Apex Bidders’ tender offer materials were incomplete and misleading. Although the Apex Offer has been terminated, CPA 14 reminds shareholders to carefully review any tender offer materials that they receive in the future from the Apex Bidders or any other party.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED
Date: August 18, 2010	By:	/s/ Susan C. Hyde
		Name:	Susan C. Hyde
		Title:	Managing Director and Corporate Secretary

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